September 25, 2024

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai, People   s Republic of China

       Re: Lotus Technology Inc.
           Registration Statement on Form F-1
           Filed September 19, 2024
           File No. 333-282217
Dear Qingfeng Feng:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing